SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Office Depot, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per share	676220106
(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Elisa D. Garcia C., Esq.

Executive Vice President and General Counsel

Office Depot, Inc.

6600 North Military Trail

Boca Raton, Florida 33496

(561) 438-4800

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies To:

Amy Bowerman Freed, Esq.

Hogan Lovells US LLP

875 Third Avenue

New York, NY 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$8,612,770	$615

*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,811,003 shares of common stock of Office Depot, Inc. having an aggregate value of $8,612,770 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$615	Filing Party:	Office Depot, Inc.
Form or Registration No.:	005-39925	Date Filed:	May 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 10, 2010, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on May 19, 2010, Amendment No. 2 filed with the SEC on June 4, 2010 and Amendment No. 3 filed with the SEC on June 7, 2010 relating to an offer by Office Depot, Inc., a Delaware corporation (the “Company”), to exchange outstanding options to purchase shares of the Company’s common stock granted prior to May 10, 2009, that have an exercise price per share greater than $11.00 and whose terms will not expire before the expiration date of this exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange, dated May 10, 2010 and in the related accompanying Employee Election Form, Election Modification Form and Election Withdrawal Form (collectively, the “Forms”) and the Instructions and Agreements Forming Part of the Terms and Conditions of the Offer (the “Instructions and Agreements”). Each of the Forms and the accompanying Instructions and Agreements are attached to Schedule TO as Exhibits (a)(1)(C) – (a)(1)(L). This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended.

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

The information in the Schedule TO as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 and exhibits is hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Exchange.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement on Schedule TO/A is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICE DEPOT, INC.

/s/ Elisa D. Garcia C.
Elisa D. Garcia C.
Executive Vice President and General Counsel

Date: June 7, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	*Offer to Exchange Certain Outstanding Options for New Stock Options, dated May 10, 2010

(a)(1)(B)	*Form of Electronic Mail Communication

(a)(1)(C)	*Form of Communication to Eligible Employees-Equity

(a)(1)(D)	*Form of Communication to Eligible Employees-Cash

(a)(1)(E)	*Employee Election Form-Equity

(a)(1)(F)	*Employee Election Form-Cash

(a)(1)(G)	*Election Modification Form-Equity

(a)(1)(H)	*Election Modification Form-Cash

(a)(1)(I)	*Election Withdrawal Form-Equity

(a)(1)(J)	*Election Withdrawal Form-Cash

(a)(1)(K)	*Form of Instructions and Agreements-Equity

(a)(1)(L)	*Form of Instructions and Agreements-Cash

(a)(1)(M)	*Form of Reminder Communication to Eligible Employees Regarding Expiration Date-Equity

(a)(1)(N)	*Form of Reminder Communication to Eligible Employees Regarding Expiration Date-Cash

(a)(1)(O)	*Form of Confirmation Communication to Eligible Employees-Equity

(a)(1)(P)	*Form of Confirmation Communication to Eligible Employees-Cash

(a)(1)(Q)	*Guide to Tax and Legal Issues for Non-U.S. Employees (included as Schedule B of the Offer to Exchange Certain Outstanding Options for New Stock Options, dated May 10, 2010)

(a)(1)(R)	*Screenshots from Exchange Offer Website

(a)(1)(S)	Annual Report on Form 10-K for the fiscal year ended December 26, 2009 (filed with the Securities and Exchange Commission on February 23, 2010 and incorporated herein by reference)

(a)(1)(T)	Quarterly Report on Form 10-Q for the quarter ended March 27, 2010 (filed with the Securities and Exchange Commission on April 27, 2010 and incorporated herein by reference)

(a)(1)(U)	**Communications to Eligible Employees Residing in the Netherlands

(a)(1)(V)	***Final Exchange Ratios

(a)(1)(W)	Communications to Eligible Employees Residing in the Netherlands-Final Tax Ruling

(b)	Not applicable

(d)(1)	2007 Long-Term Incentive Plan (incorporated herein by reference to the respective appendix to the Proxy Statement for Registrant’s 2007 Annual Meeting of Shareholders, filed on April 2, 2007)

(d)(2)	Amended Long-Term Equity Incentive Plan (incorporated herein by reference to the Form 8-K, filed on April 26, 2010)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO on May 10, 2010.
**	Previously filed with Amendment No. 2 to the Schedule TO on June 4, 2010.
***	Previously filed with Amendment No. 3 to the Schedule TO on June 7, 2010.